Sumitomo Corporation

RECEIVED

2008 OCT 16 A 7:03

Rule 12g3-2(b) File No. 82-34680

October 15, 2008

08005462

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

PROCESSED
OCT 22 2008
THOMSON REUTERS

SUPPL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Press Release dated October 15, 2008 referring to "Notice Concerning Dissolution of our Consolidated Subsidiary" [English translation].

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate release
(This is an English translation of the Japanese original)

October 15, 2008
Sumitomo Corporation
Susumu Kato, President and CEO
Code No. 8053 Tokyo Stock Exchange, 1st Section
Contact: Hidekazu Suzuki
Corporate Cordination Dept.
Tel.+81-3-5166-3089

Notice Concerning Dissolution of our Consolidated Subsidiary

This is to inform you that Bluewell HongKong Ltd. (91% owned subsidiary; hereinafter referred as BWH) will adopt its dissolution on October 15, 2008.

1. Reason for dissolution

   We Sumitomo Corporation established BWH in 1990 and have engaged in Insurance agency business overseas. We will implement a re-organization of the subsidiary in order to streamline the business. BWH will be dissolved in the course of the re-organization.

Profile of the dissolved company (as of the end of June 2008)

(1) Company Name Bluewell HongKong Ltd.
(2) Location of Headquarter Hong Kong
(3) Month of Establishment March 1990
(4) Paid-up Capital HK$100,000
(5) President Fumiteru Fukuda
(6) Business Description Insurance agency
(7) Result of Recent Business Years (Thousands of HK$)

	December 2005	December 2006	December 2007
Sales	408	440	403
Operating Profit	410	352	208
Net Income	357	295	165

2. Schedule of the liquidation

   The liquidation of BWH will commence from October 2008.

3. Effect on Business Results

   The dissolution of BWH has almost no effect on our consolidated business results.

END